Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON	NEW YORK, N.Y. 10019-6150		WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	TELEPHONE:	(212) 403 -1000	STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK	FACSIMILE:	(212) 403 -2000	NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ	GEORGE A. KATZ (1965-1989)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS	JAMES H. FOGELSON (1967-1991)		T. EIKO STANGE	ELAINE P. GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY	LEONARD M. ROSEN (1965-2014)		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	OF COUNSEL		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA			ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM	WILLIAM T. ALLEN	DAVID S. NEILL	MARTIN J.E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG	PETER C. CANELLOS	BERNARD W. NUSSBAUM	GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM STEPHANIE J. SELIGMAN JOHN F. SAVARESE SCOTT K. CHARLES JODI J. SCHWARTZ ADAM O. EMMERICH GEORGE T. CONWAY III	DEBORAH L. PAUL DAVID C. KARP RICHARD K. KIM JOSHUA R. CAMMAKER MARK GORDON JOSEPH D. LARSON LAWRENCE S. MAKOW	KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF	ANDREA K. WAHLQUIST ADAM J. SHAPIRO NELSON O. FITTS JOSHUA M. HOLMES DAVID E. SHAPIRO DAMIAN G. DIDDEN ANTE VUCIC	GREGORY E. PESSIN CARRIE M. REILLY MARK F. VEBLEN VICTOR GOLDFELD EDWARD J. LEE BRANDON C. PRICE KEVIN S. SCHWARTZ

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		AMANDA K. ALLEXON	NANCY B. GREENBAUM
		LOUIS J. BARASH	MARK A. KOENIG
		DIANNA CHEN	J. AUSTIN LYONS
		ANDREW J.H. CHEUNG	ALICIA C. McCARTHY
		PAMELA EHRENKRANZ	SABASTIAN V. NILES
		KATHRYN GETTLES-ATWA	AMANDA N. PERSAUD
		ADAM M. GOGOLAK	JEFFREY A. WATIKER

November 2, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:                    Barbara C. Jacobs, Assistant Director, Office of Information Technologies and Services

Gabriel Eckstein, Staff Attorney, Division of Corporation Finance

Re:                             Match Group, Inc.

Registration Statement on Form S-1

Filed October 16, 2015

File No. 333-207472

Dear Ms. Jacobs and Mr. Eckstein:

On behalf of Match Group, Inc. (“Match” or the “Company”), we are providing Match’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the letter dated October 29, 2015 (the “Comment Letter”) with respect to the above-captioned Registration Statement on Form S-1 filed by Match on October 16, 2015 (the “Registration Statement”).

Concurrently with this letter, Match is filing via the EDGAR system an amendment to the Registration Statement on Form S-1 (the “Amendment No. 1 to the Registration Statement”).  Courtesy packets containing a copy of this letter and marked copies of Amendment No. 1 to the Registration Statement (showing changes to the Registration Statement) are being emailed to the Staff and also sent via Federal Express.  Each of the pages referenced in Match’s responses below corresponds to the page numbers in those courtesy marked copies.

Set forth below in bold are comments from the Comment Letter.  Immediately below each of the Staff’s comments is Match’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the captions used in the Comment Letter. In the responses below, references to “we,” “our,” “us,” and “the Company” refer to Match and its combined subsidiaries.

Prospectus summary

Business

Who we are, page 1

1.                                      We note your response to prior comment 1.  Please tell us why you now use the term “survey” to refer to the Research Now data instead of the term “study,” which you used in the September 25, 2015 submission and the response to comment 5.  To the extent that these third-party reports were commissioned by you, it is unclear why you are not required to file a consent where you attribute the statements to Research Now and AppAnnie.  In addition, state directly, where appropriate, that both the AppAnnie and Research Now reports were commissioned by you.

Response:  In response to the Staff’s comment, the Company has changed the term “survey” to “study” where referring to the Research Now data.

Pursuant to the Staff’s comment, the Company has included as exhibit 23.5 Research Now’s consent to reference their name, information, data and statements from their databases and research reports in the Registration Statement and any subsequent amendments.

The Company has modified the disclosure throughout the Registration Statement to clarify that the study by Research Now was commissioned by the Company. The Company respectfully advises the Staff that the information provided by AppAnnie was not commissioned by the Company. The information provided by AppAnnie and included in the Registration Statement is available for a reasonable fee to any person requesting such information.

Unaudited pro forma combined financial statements

Unaudited pro forma combined balance sheet, page 47

2.                                      Please revise footnote (b) on page 51 and elsewhere to clarify the nature of the cash contribution.  Also provide clarifying disclosure wherever you disclose the number of share outstanding, such as on page 8.  Finally, tell us what consideration you gave to disclosing this transaction in your related party disclosures beginning on page 121.  Refer to Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has modified the disclosure on pages 59, 87, 89, 142 and F-7, which includes the section of the Registration Statement containing related party disclosures. The Company further advises the Staff that the shares issued in respect of the cash contribution will be included in the number of shares outstanding.

Exhibit index, page II-6

3.                                      We note that you did not file a copy of your credit agreement entered into on October 7, 2015.  Please tell us why you do not believe that this agreement is material and therefore not required to be filed under Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the credit agreement has been filed with Amendment No. 1 to the Registration Statement as Exhibit 10.6.

* * * * *

Please feel free to contact Kendall F. Handler (212 403-1170 or KFHandler@wlrk.com) or Ante Vucic (212-403-1370 or AVucic@WLRK.com) with any further comments or questions relating to the foregoing.

Sincerely,

/s/Kendall F. Handler

Kendall F. Handler

cc:                                Gregg J. Winiarski, Executive Vice President and General Counsel, IAC/InterActiveCorp